UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-40613

DIGIASIA CORP.

(Registrant)

One Raffles Place #28-02

Singapore 048616

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On April 22, 2024, DigiAsia Corp. (the “Company”) issued a press release announcing the strategic initiative to utilize artificial intelligence solutions to accelerate financial inclusion of micro small and medium enterprises in Indonesia. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGIASIA CORP.
(Registrant)

Date April 22, 2024	By	/s/ Subir Lohani
Subir Lohani
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release

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